THIS THIRD SUPPLEMENTAL DEED is made this 7th day of August 1998

BETWEEN:-

1. HUNTINGDON LIFE SCIENCES GROUP PLC, a Company incorporated under the laws of England and Wales with registered number 502370 of Woolley Road, Alconbury, Huntingdon, Cambridgeshire PE18 6ES ("the Chargor"); and

2. NATIONAL WESTMINSTER BANK PLC of 3rd Floor, Juno Court, 24 Prescott Street, London E1 8BB as agent and trustee for the Secured Parties (the "Agent" which expression shall include all successor agents appointed from time to time).

WHEREAS

(A) By a Facilities Agreement of even date herewith made between the Chargor (1), Huntingdon Life Sciences Limited (2), Huntingdon Life Sciences Inc. (3), the Secured Parties (therein called the "Banks")
         (4) and the Agent (5) ("the Facilities Agreement"), the Banks agreed to make available to the Borrowers (as therein defined) certain facilities in substitution for the Existing Facilities (as therein defined);

(B) The Existing Facilities, the Existing Ancillary Facilities and the Bridging Facility (as defined in the Facilities Agreement) are the only facilities which immediately prior to the signing of this Deed were available to the Borrowers from the Banks or any or them (alone or jointly with any other person);

(C) This Deed is supplemental to a Guarantee and Debenture dated 1st November 1995 between the parties hereto (as amended and supplemented by Supplemental Deeds dated 20th January 1998 and 26th February 1998, together hereinafter referred to as "the Debenture")

NOW THIS DEED WITNESSETH as follows:-

1        (a)      In this Deed (including the recitals), unless the context
                  otherwise requires or unless otherwise defined or provided for in this Deed, words and expressions shall have the same meanings as are attributable to them under the Debenture and the Facilities Agreement; and

         (b) Clause 2.1 of the Debenture shall be amended by the insertion of the words "when and to the extent that they fall due for payment" after the words "that it will".

         2. The right of the Agent to give notice and to take possession and appoint a Receiver pursuant to Clause 7.1 of the Debenture shall be exercisable only in accordance with Clause 13.4 of the Facilities Agreement.

         3. The provisions of Clause 7.2 of the Debenture shall, subject to Clause 8 below, have effect only if, following a breach of Clause 12.3(a) of the Facilities Agreement which constitutes a Default under Clause 13.1(b) thereof or following a Default described in Clause 13.1(f) thereof, the Agent gives notice pursuant to Clause 13.2 of the Facilities Agreement and a Receiver or Receivers are appointed over the whole of the property, assets and undertaking of any of the Borrowers.

         4. The Agent may only serve notice and exercise its rights under Clause 10.1 of the Debenture if it has given notice in accordance with Clause 13.2 of the Facilities Agreement.

         5. The Agent may only serve notice and exercise its rights under Clause 11.1 of the Debenture after notice has been given in accordance with Clause 13.2 of the Facilities Agreement OR, in the case of an application to the Court for an administration order, only in the circumstances described in Clause 13.1(j) of the Facilities Agreement.

         6. Without prejudice to any set-off pursuant to insolvency legislation and notwithstanding any other provisions of the Debenture or this Deed, neither the Agent nor the Secured Parties (or any of them) shall have(i) any right whether under Clause 14 of the Debenture or otherwise howsoever to combine, consolidate, set off or transfer (save for a transfer pursuant to Clause 14.2.3 of the Facilities Agreement) any sums from time to time standing to the credit of the Deposit Account or (ii) any rights or remedies over such sums save for the exercise of the Agent's rights under the Debenture in accordance with the provisions of Clause 8 below.

         7. The provisions of Clause 23 of the Debenture shall be subject to any provisions inconsistent therewith in the Facilities Agreement, which latter provisions shall prevail.

         8. Notwithstanding any of the provisions of this Deed or the Debenture:-

                  (a) none of the rights, powers and remedies granted to the Agent pursuant to the Debenture shall be exercisable in relation to the sums from time to time standing to the credit of the Deposit Account; and

                  (b) the Chargor shall be entitled at all times to withdraw monies from the Deposit Account for the general working capital requirements of the Group, subject only to Clause 14.2.2 of the Facilities Agreement;

                  unless (i) the Agent has made a demand for payment pursuant to Clause 13.2 of the Facilities Agreement and has appointed a Receiver or Receivers over the whole of the property, assets and undertaking of any of the Borrowers pursuant to Clause 11.1 of the Debenture as amended hereby OR (ii) an administration order has been made in relation to any of the Borrowers pursuant to section 8 of the Insolvency Act 1986 (or any statutory modification or re-enactment thereof from time to time in force).

         9. In the event of any inconsistency between the provisions hereof and the provisions of the Facilities Agreement the latter shall prevail.

         10. Subject to the provisions hereof the Debenture shall continue in full force and effect.

         11. This Deed shall be governed by and construed and interpreted in accordance with English law.

         12. Every provision contained in this Deed shall be severable and distinct from every other such provision and if at any time any one or more of such provisions is or becomes invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining such provisions shall not in any way be affected thereby.

         13. This Deed may be executed in any number of counterparts and all such counterparts shall be deemed to constitute one and the same instrument.

IN WITNESS whereof the Chargor and the Agent have signed this Deed as a deed with the intention that it be delivered the day and year first before written.


Signed as a Deed by                                  )
HUNTINGDON LIFE SCIENCES GROUP PLC                   )
acting by two Directors or one Director              )
and its Secretary                                    )


Signed as a Deed for and on behalf of                )
NATIONAL WESTMINSTER BANK PLC